

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

September 5, 2008

Mr. Douglas B. Thomas, CEO
Rival Technologies, Inc.
3155 East Patrick Lane, Suite 1
Las Vegas, NV 89120

**RE: Rival Technologies, Inc. File No. 0-49900
December 31, 2007 Form 10-K**

Dear Mr. Thomas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien,
 Accounting Branch Chief